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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              NATHAN'S FAMOUS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   6323471000
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                                 (CUSIP Number)

                              Saul Kaszovitz, Esq.
               Feder, Kaszovitz, Isaacson, Weber, Skala & Bass LLP
                              750 Lexington Avenue
                                   23rd Floor
                            New York, New York 10022
                                 (212) 888-8200
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                 (Name , Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                                 March 24, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


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     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      SCHEDULE 13D

CUSIP No. 632347100

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               DS Equity Partners, LLC

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]  (b)  [ ]

3       SEC USE ONLY:

4       SOURCE OF FUNDS:                       WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)      [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION:

               New York

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7              SOLE VOTING POWER

                      425,085 shares

8              SHARED VOTING POWER

                      0

9              SOLE DISPOSITIVE POWER

                      425,085 shares

10             SHARED DISPOSITIVE POWER

                      0


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               425,085 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES* [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):


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               6.0%

14   TYPE OF REPORTING PERSON*:

               OO (Limited Liability Company)

                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1: Security and Issuer.

        The securities to which this Schedule 13D relates are the shares of Common Stock, par value $.01 per share (the "Shares") of Nathan's Famous, Inc., a corporation organized under the laws of the State of Delaware (the "Company"). The address of the Company's principal executive office is 1400 Old Country Road, Westbury, NY 11590.

Item 2: Identity and Background

        This statement is being filed by DS Equity Partners, LLC, a limited liability company organized under the laws of the State of New York ("DS"). DS is principally involved in the investment in securities to achieve capital appreciation for its members. The principal business and executive offices of DS are located at 70 East Sunrise Highway, Valley Stream, New York.

        During the last five years, DS has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which DS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3: Source or Amount of Funds or Other Consideration.

        The funds used in connection with the purchase of the 425,085 Shares consisted of DS's working capital.

Item 4: Purpose of the Transaction.

        DS acquired the Shares in open market transactions for investment purposes. DS has no present commitments to acquire any additional Shares and currently has no definitive plans or proposals that relate to or would result in the happening of any of the matters listed in Items 4(a) - (j) of Schedule 13D, although DS reserves the right to develop such plans or proposals in the future.

Item 5: Interest in Securities of the Issuer.

        (a) As of the date hereof, DS beneficially owns 425,085 shares of the Company's common stock, which represents approximately 6.0% of the Company's outstanding common stock.

        (b) DS has sole voting and investment power with respect to the 425,085 Shares referred to herein.


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        (c)    The following summarizes transactions in the Common Stock
               effected by DS during the past sixty days, all of which were pursuant to open market purchases:

               Date of the Transaction   Number of Shares Purchased   Price Per Share
               -----------------------   --------------------------   ---------------

               1/28/00                       5,000                      $3.500
               1/31/00                      23,000                       3.602
               2/1/00                       13,024                       3.581
               2/2/00                        5,000                       3.675
               2/3/00                       16,400                       3.734
               2/4/00                        3,200                       3.750
               2/9/00                        1,000                       3.750
               2/9/00                       13,661                       3.750
               2/10/00                      15,500                       3.747
               2/11/00                       6,885                       3.750
               2/11/00                       4,215                       3.734
               2/15/00                       4,000                       3.750
               2/16/00                         500                       3.750
               2/17/00                      58,685                       3.938
               2/17/00                      38,615                       3.931
               3/9/00                       20,000                       4.188
               3/9/00                       80,000                       4.188
               3/13/00                      10,000                       4.125
               3/16/00                      35,000                       4.125
               3/17/00                      10,000                       4.188
               3/20/00                       4,400                       4.000
               3/21/00                      12,000                       4.000
               3/22/00                      20,000                       3.875
               3/23/00                      25,000                       3.875

Item 6: Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

               Not applicable.

Item 7: Exhibits

        None.

Signature.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

March 31, 2000
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Date

DS Equity Partners, LLC

By:     /s/ Seth Fortgang
        -----------------------------------------------------
        Seth Fortgang, Managing Member

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).